Exhibit 99.2

CELLECTIS - COMBINED SHAREHOLDERS’ MEETING - JUNE 25, 2019

VOTING RESULTS

Total Shares Voted: 37,384,171

Ordinary General Meeting

#	RESOLUTION	RESULTS	FOR	AGAINST	ABSTAIN
1	Approval of the financial statements for the financial year ended December 31, 2018
		Adopted	99.88%	0.12%	0%
2	Approval of the consolidated financial statements for the financial year ended December 31, 2018
		Adopted	99.88%	0.12%	0%
3	Allocation of income for the financial year ended December 31, 2018
		Adopted	98.61%	1.39%	0%
4	Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code
		Adopted	98.50%	1.50%	0%
5	Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code
		Adopted	98.57%	1.43%	0%
6	Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code
		Adopted	87.81%	12.19%	0%
7	Approval of 2018 Stock Option Plan and payment for the stock options or stock purchase plan adopted by the Board of Directors on August 1, 2018
		Adopted	95.55%	4.45%	0%
8	Authorization to be given to the board of directors to buy back Company shares
		Adopted	96.85%	3.15%	0%

Extraordinary General Meeting

#	RESOLUTION	RESULTS	FOR	AGAINST	ABSTAIN
9	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares
		Adopted	98.45%	1.55%	0%
10	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of categories of persons meeting specified characteristics
		Adopted	73.84%	26.10%	0.06%
11	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a category of persons meeting specified characteristics
		Adopted	73.90%	26.10%	0%
12	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons ensuring the underwriting of the Company’s equity securities that may arise as part of an equity line financing or bond financing
		Adopted	73.84%	26.10%	0.06%
13	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares or any securities, while maintaining the preferential subscription rights of shareholders
		Adopted	85.63%	14.37%	0%
14	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or any securities, with waiver of the preferential subscription rights of the shareholders, through a public offering
		Adopted	73.92%	26.08%	0%
15	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities, with waiver of the preferential subscription rights of the shareholders, through an offer to qualified investors or a restricted circle of investors within the meaning of paragraph II of article L. 411-2 of the French monetary and financial code
		Adopted	73.90%	26.10%	0%
16	Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights
		Adopted	73.90%	26.10%	0%

17	Overall limitations to the amount of issuances made under the 10th resolution, the 11th resolution, the 12th resolution, the 13th resolution, the 14th resolution, 15th resolution and the 16th resolution above
	Adopted	88.39%	11.61%	0%
18	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others
	Adopted	98.52%	1.48%	0%
19	Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares
	Rejected	63.31%	36.69%	0%
20	Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future
	Rejected	63.30%	36.70%	0%
21	Delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – Cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics
	Rejected	63.38%	36.62%	0%
22	Delegation of authority to be granted to the board of directors for the purpose of issuing warrants to subscribe to and/or acquire redeemable shares (BSAAR) or share subscription warrants - with a waiver of the preferential subscription rights in favor of the following category of beneficiaries: employees and corporate officers of the Company and its subsidiaries
	Rejected	63.31%	36.69%	0%
23	Authorization for the board of directors to freely allocate preferred shares of the Company to the employees and and/or the executive officers of the Company and its subsidiaries entailing the waiver by the shareholders of their preferential subscription rights
	Adopted	71.22%	28.78%	0%
24	Overall limitations to the amount of issues made under the 19th resolution, the 20th resolution, 21st resolution, the 22nd resolution and the 23rd resolution above
	Adopted	89.92%	10.08%	0%
25	Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-1 and following of the French labor code
	Rejected	38.07%	61.93%	0%